United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Lockheed Martin Corporation

Name of persons relying on exemption: The School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Charity of Elizabeth, NJ, Sisters of St. Francis of Philadelphia, and Benedictine Sisters of Mount St. Scholastica.

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042.

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities

Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 6: Stockholder Proposal to Issue a Human Rights Impact Assessment Report at the Lockheed Martin Annual Meeting of Shareholders on April 27, 2023.

Summary of the Proposal

The proposal requests that Lockheed Martin publish a report with the results of human rights impact assessments examining the actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas or violating international law.

Proponent Rationale for Engagement

The four proponents of this proposal are Catholic institutional investors who have dedicated their lives and missions to advancing justice and peace. The proponents hold the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. At the time of this exempt solicitation filing, Russia’s war in Ukraine intensifies, with thousands of civilian casualties, growing accusations of war crimes, rising threats of nuclear conflict, and global economic consequences.1 Ongoing conflicts in Israel-Palestine and Yemen continue to perpetuate major humanitarian crises. Lockheed Martin’s President and CEO, Jim Taiclet, was criticized for remarks on a January 2022 earnings call which appeared to frame such devastating conflicts as a growth opportunity, as Lockheed Martin reportedly gave over $250k to politicians amidst discussions of Ukraine bills.2 The proponents assert that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The proponents therefore offer this proposal - supported by strong legal and financial risk arguments - to Lockheed Martin and its shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the company’s business activities that cause death and destruction, and that Lockheed Martin may instead have a purpose to contribute to a more positive vision for society.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Background on Human Rights Impact Assessments (HRIAs)

An HRIA is a standardized tool to help companies meet their human rights responsibilities under the UN Guiding Principles on Business and Human Rights (UNGPs). HRIAs help companies to identify, understand, assess, and address adverse human rights impacts of company operations. HRIA findings allow investors to evaluate companies’ human rights due diligence approach and assess a company’s progress over time.3 Robust HRIA processes strengthen stakeholder engagement, can build trust, and help enable access to remedy for rights-holders. Contrary to Lockheed’s opposition statement, a Human Rights Report is not an HRIA. In particular, Lockheed Martin’s reporting lacks independent analysis, fails to identify its most salient risks, and is not consistent with the UNGPs. Other public companies that contract with the US government have committed to or published the results of HRIAs, including Microsoft4 and Verizon5.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Lockheed Martin (“Lockheed”)’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant a dedicated HRIA;
2.	Compliance with US law alone does not fulfill Lockheed’s human rights responsibilities. Failure to meaningfully assess the Company’s human rights impacts may expose Lockheed Martin to material risks, including negative legal, financial, and reputational risks; and
3.	The Company’s existing human rights report, policies and practices are not responsive to the proposal’s request for an HRIA.

Arguments in Favor of the Human Rights Impact Assessment Proposal

1.	Lockheed Martin’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe, and the Company is not meeting its human rights responsibilities under international law.

Lockheed is the world’s largest defense contractor, doing business with over 50 countries and connected to a wide array of weapons and defense technologies.6 By the very nature of its business, Lockheed is exposed to risks of serious human rights violations, and should be conducting HRIAs to ensure that it is meeting its human rights responsibilities. The UNGPs constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights and state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.” Prominent human rights organizations have recorded indiscriminate use of Lockheed weaponry against civilians, and specifically children, consistently over time.7 A 2019 report published by Amnesty International found that Lockheed, along with other companies in the defense industry, is failing to meet its human rights responsibilities under the UNGPs.8

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Lockheed’s business poses actual and potential risks to rights to life, liberty and personal security, privacy, non-discrimination, and peaceful assembly and association. In the past few years, Lockheed has exported military goods to at least 12 states which are engaged in armed conflict, have a record of human rights violations, or are at risk of corruption and fragility.9 For example, Lockheed has held longstanding relationships with Saudi Arabia, and is currently supporting more than $28 billion in integrated air and missile defense, combat ships, tactical aircraft, and other programs.10 In June 2016, civil society groups filed a complaint with the US National Contact Point for Responsible Business Conduct against Lockheed for failing to carry out human rights due diligence in relation to supplying military equipment to Saudi Arabia for use in Yemen, in violation of the OECD Guidelines.11 Gross human rights violations, including war crimes, have been committed throughout the conflict,12 and Lockheed was named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.13 Lockheed weaponry was notably linked to a widely condemned school bus attack in 2018 that resulted in the deaths of dozens of children.14

Similarly, Lockheed has provided weaponry, including F-16 fighter jets, Longbow Hellfire missiles, and AH-64 Apache Longbow helicopter parts to the Israeli military, whose occupation of Palestine has displaced over 1 million people15 and is recognized by the UN as an apartheid.16 This occupation and apartheid has been connected to “inhumane acts, arbitrary and extra-judicial killings, torture, the denial of fundamental rights, an abysmal child mortality rate, collective punishment, an abusive military court system, and home demolitions,” and is being investigated for crimes against humanity.17 Lockheed weapons have been used repeatedly by the Israeli military on densely populated civilian areas, resulting in thousands of civilian casualties, large groups of them children, potentially amounting to war crimes.18 Lockheed played a critical role in the May 2021 attacks on Gaza, where apparent war crimes were committed, including the deaths of at least 129 civilians, of whom 66 were children.19

In the US, Lockheed has held several contracts amounting to over $4.8 billion with US Customs and Border Protection to surveil the US-Mexico border, presenting serious risks to privacy and asylum rights, and exposing the Company to legal and reputational risk.20 Border surveillance contracts included “reconnaissance aircraft, aircraft maintenance and logistics support, data processing services and surveillance and communications technologies in the Southeast Texas region.”21

2.	Compliance with US law alone does not fulfill Lockheed’s human rights responsibilities. Failure to meaningfully assess the Company’s human rights impacts may expose Lockheed Martin to material risks, including negative legal, financial, and reputational risks.

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Lockheed’s responsibility to respect human rights is separate and distinct from the US government’s duty to protect human rights, as reiterated in a recent United Nations note.22 Lockheed’s opposition statement asserts that its international sales are regulated by the federal government, which assesses human rights risks on the company’s behalf. Lockheed absurdly claims that conducting an HRIA would “harm U.S. foreign policy objectives,” deferring any accountability pertaining to negative human rights impacts to the US government. This narrative distinctly ignores the symbiotic relationship between defense contractors and governments. The UN describes this relationship as “blurring of the lines separating the State and the arms sector, which can cause States to approve arms exports despite genuine human rights risks that should prevent them.”23 It is misleading to claim that Lockheed simply follows the leadership of the US government, given its significant lobbying activities. The Company reportedly spent over $13 million on lobbying in 2022 alone.24 The “revolving door” between the Pentagon and major defense contractors also demonstrates the blurred lines between the role of government and the private sector in influencing the US foreign policy agenda. While Lockheed’s business model is dependent on US government contracts and is regulated by the Executive Branch, compliance with these laws does not prevent the Company from causing, contributing, or being directly linked to human rights abuses.

Independent human rights organizations have clearly articulated a range of measures that defense companies have at their disposal to address potential human rights risks before, during and after an arms transfer. Amnesty International lists some of these, which include, “vetting clients’ past performance against human rights benchmarks; building high expectations of compliance with international human rights law into contracts; continuous monitoring and periodic auditing of client performance; and using leverage to influence the behaviour of clients up to and including suspending or even ceasing the business relationship where risks cannot be adequately mitigated.”25 As the world’s largest defense contractor, manufacturing weapons and technologies designed and used in war, Lockheed should have its own robust process for assessing human rights risks before bidding on contracts and on an ongoing basis. Lockheed is under no obligation to bid on contracts that it deems to be misaligned with its human rights commitments, and the Company could proactively position its business model to be less reliant on the sale of high-risk products and services and doing business in conflict-affected areas.

Approval of weapons sales by the US government does not shield Lockheed from material risk. For example, In March 2023, a group of Yemeni nationals sued Lockheed and peer defense contractors for their complicit role in human rights violations in Yemen. The defendants accuse Lockheed of “aiding and abetting war crimes and extrajudicial killings” by supplying arms to Saudi-led coalition's war in Yemen.26 Lockheed is also exposed to material reputational risk, as evident by a fake tweet in 2022 from a twitter account impersonating Lockheed, which claimed that the Company would stop sales to Saudi Arabia, Israel and the US “until further investigation into their record of human rights abuses.”27 Following the tweet, Lockheed reportedly suffered more than $7 billion in material losses.28

Many of Lockheed’s core business areas are connected to controversial weapons or foreign sales that expose the Company to legal risks pending potential regulatory developments. For example, Biden’s recently released Commercial Arms Transfer (CAT) policy establishes new restrictions for arms sales that would "more likely than not" be used in connection with serious human rights violations.29 Notably, the CAT policy allows for deals to be canceled if human rights concerns emerge. Under this new regulation, Lockheed would benefit from proactively assessing human rights risks when considering contracts, lending its business model to be more resilient to increasing national and international standards. Even under current regulation, Lockheed weapons sales have been scrutinized and opposed by Congressional leaders for their human rights risks. For example, Lockheed’s potential F-16 sale to Turkey is opposed by Senator Bob Menendez, Democratic chairman of the Senate Foreign Relations Committee and has yet to gain approval. In 2021, Lockheed sold nearly $2.43 billion of F-16s to the Philippines, despite opposition from Congress members related to widespread human rights violations carried out by the Armed Forces of the Philippines.

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Lockheed Martin’s business is also connected to controversial weapons that are illegal under international law and pose legal, reputational, and regulatory risk to the Company and its investors. The Company is connected to over $30 billion in contracts related to nuclear weapons.30 Russia’s invasion of Ukraine and nuclear threats place our world at a higher risk of nuclear detonation than during the Cold War.31 The Treaty on the Prohibition of Nuclear Weapons (TPNW), which entered into force in January 2021, explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.32 There are currently 92 signatories to the TPNW, and 68 states have ratified or acceded to the Treaty.33 Companies may also be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, and can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states parties and states not party has nearly ceased.34 Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a state not party to the CMM, since the treaty’s entry into force.35 States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.36 The TPNW has inspired financial institutions to actively exit financial relationships with nuclear weapon producers, including ABP, who in January 2018 announced an end to all financing relationships37, and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.38 Even though the US has not signed the TPNW, Lockheed is exposed to risks as pressure mounts for financial institutions to end relationships with companies, like Lockheed, that are involved in the nuclear weapons industry. Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and almost 60 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.39 Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact Lockheed Martin’s access to capital.

3.	The Company’s existing policies and practices are unresponsive to the proposals request for an HRIA addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

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Lockheed’s 2022 Human Rights report and additional policies cited in Lockheed’s opposition statement—the Good Corporate Citizenship and Respect for Human Rights Policy, Code of Ethics and Business Conduct, and Supplier Code of Conduct— are not responsive to the request of the proposal for the following reasons:

●	Lockheed’s existing human rights disclosure omits the Company’s most severe human rights risks, which include civilian casualties in conflict-affected areas and nuclear weapons impacts.
●	Existing policies and disclosure on product use and sales are misaligned with the UNGPs.
●	The Company presents respecting human rights as an aspect of “corporate citizenship” rather than as a legal obligation or responsibility associated with doing business. By doing so, it highlights the limitations of voluntary corporate initiatives.
●	Lockheed Martin has pursued areas of business, such as weapons sales to conflict-affected areas and the production of nuclear weapons, which clearly are inconsistent with its stated human rights commitments, suggesting these policies are not effectively incorporated in business decision making around what contracts to accept or decline.

Lockheed provides supplemental human rights-related disclosure in its proxy statement, including information on governance and due diligence, however this disclosure again fails to address the specific human rights impacts of concern raised in the proposal. The criteria Lockheed provides for evaluating potential contracts lacks an analysis of human rights risks, and instead broadly covers values, strategic direction, reputation, and performance. For example, the Company says its human rights due diligence process is embedded within operations and business decision making, whereas the process it describes solely focuses on the Company’s strategic direction, reputation, and financial performance. This process is misaligned with conducting human rights impact assessments, as it does not address the Company’s salient risks, including connection to civilian casualties in conflict-affected areas and nuclear weapons impact. Lockheed does not provide any evidence that it is conducting human rights impact assessments, which are critical to robust human rights due diligence. It instead cites routine anti-corruption audits and trade compliance programs. However, these are standard compliance procedures that lack a focus on salient human rights risks.

Based on the disclosure gaps identified above, it is clear that Lockheed’s existing Human Rights Report, policies, and practices are not responsive to the proposal’s request for a Human Rights Impact Assessment to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas. Additional human rights due diligence disclosure is also warranted. Investor expectations for HRIAs, meaningful human rights disclosure, and support for mandatory due diligence regulations are both increasing.40 This reporting helps investors assess whether companies are effectively identifying and managing material human rights risks, which is critical to long-term shareholder value creation.

Conclusion

Proponents encourage all Lockheed Martin shareholders to support Proposal 6: Stockholder Proposal to Issue a Human Rights Impact Assessment Report.

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For more information, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the School Sisters of Notre Dame Cooperative Investment Fund, Sisters of Charity of Elizabeth, NJ, Sisters of St. Francis of Philadelphia, and Benedictine Sisters of Mount St. Scholastica, via email: jlyon@iasj.org or phone: 973-509-8800.

1 https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

2 https://inthesetimes.com/article/ukraine-russia-raytheon-lockheed-martin-general-dynamics-weapons-industry ; https://www.fool.com/earnings/call-transcripts/2022/01/25/lockheed-martin-lmt-q4-2021-earnings-call-transcri/ ; https://truthout.org/articles/lockheed-martin-gave-over-250k-to-politicians-as-they-discussed-ukraine-bills/

3 https://www.humanrights.dk/tools/human-rights-impact-assessment-guidance-toolbox/introduction-human-rights-impact-assessment

4 https://www.openmic.org/news/2021/facing-investor-pressure-microsoft-agrees-to-publish-independent-human-rights-impact-assessment-including-review-of-surveillance-and-law-enforcement-contracts#:~:
text=In%20response%20to%20shareholder%20requests,regard%20to%20law%20enforcement%2C%20immigration

5 https://www.verizon.com/about/investors/human-rights-impact-assessments

6 https://www.lockheedmartin.com/en-us/who-we-are/international.html

7 https://www.hrw.org/reports/2007/lebanon0907/lebanon0907web.pdf; https://www2.ohchr.org/english/bodies/hrcouncil/docs/12session/A-HRC-12-48.pdf

8 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

9 https://www.dontbankonthebomb.com/wp-content/uploads/2019/05/2019_Producers-Report-FINAL.pdf

10 https://www.lockheedmartin.com/en-sa/index.html

11 https://complaints.oecdwatch.org/cases/Case_474

12 https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

13 https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

14 https://www.paxforpeace.nl/media/files/mwatana-day-of-judgement.pdf ; https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime

15 https://investigate.afsc.org/company/lockheed-martin

16 https://news.un.org/en/story/2022/03/1114702

17 https://news.un.org/en/story/2022/03/1114702 ; https://www.amnesty.org/en/latest/news/2022/02/israels-apartheid-against-palestinians-a-cruel-system-of-domination-and-a-crime-against-humanity/

18 https://investigate.afsc.org/company/lockheed-martin

19 https://www.afsc.org/resource/us-corporations-complicit-military-attacks-gaza ; https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting#

20 https://truthout.org/articles/biden-is-rejecting-trumps-border-wall-but-proposing-his-own-virtual-wall/ ; https://investigate.afsc.org/company/lockheed-martin

21 https://investigate.afsc.org/company/lockheed-martin

22 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

23 https://www.ohchr.org/sites/default/files/2022-08/BHR-Arms-sector-info-note.pdf

24 https://www.opensecrets.org/federal-lobbying/clients/summary?id=D000000104

25 https://www.amnesty.org/en/documents/act30/0893/2019/en/

26 https://www.middleeasteye.net/news/yemenis-sue-top-us-defence-contractors-aiding-war-crimes

27 https://gagadget.com/en/187034-lockheed-martin-lost-more-than-7-billion-in-value-in-parallel-with-the-fake-verified-twitter-accounts-announcement-that-i/

28 https://gagadget.com/en/187034-lockheed-martin-lost-more-than-7-billion-in-value-in-parallel-with-the-fake-verified-twitter-accounts-announcement-that-i/

29 https://www.reuters.com/world/us/us-weapons-sales-get-stricter-human-rights-review-under-biden-2023-02-23/

30 https://www.dontbankonthebomb.com/wp-content/uploads/2023/02/PAX_Rapport_DBotB_Risky-Returns_FINAL_web_spread.pdf

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31 https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

32 The full text of the Treaty on the Prohibition of Nuclear Weapons is available: http://undocs.org/A/CONF.229/2017/8

33 https://treaties.unoda.org/t/tpnw

34 Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

35 Worldwide Investment in Cluster Munitions, PAX, December 2018, https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

36 “Egypt: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 9 October 2018, http://www.the-monitor.org/engb/reports/2018/egypt/mine-ban-policy.aspx#ftn7 ; “United States: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 18 December 2019, http://www.the-monitor.org/en-gb/reports/2019/united-states/mine-banpolicy.aspx#:~:text=%5B13%5D%20The%202020%20Trump%20administration,countries%20between%201969%20and%201992.

37 “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx

38 “KBC nuclear arms policy fully in line with UN Treaty on Prohibition of Nuclear Weapons”, KBC Group, January 2021, https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=IwAR310l3vmdVLa9ROnhlS-MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

39 https://www.dontbankonthebomb.com/policy-analysis-report-rejecting-risk/

40 https://investorsforhumanrights.org/news/investor-case-for-mhrdd

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